EXHIBIT 99.1

AMERICAS GOLD AND SILVER CORPORATION DRILLS BONANZA GRADE AT GALENA COMPLEX

TORONTO, ONTARIO — March 26, 2024 — Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas” or the “Company”), a growing North American precious metals producer, is pleased to provide an update to Galena Complex exploration results.

Following the successful drill results at the Galena Complex highlighted in the Company’s January 23, 2024 press release, the Company is pleased to provide results from Hole 49-703, returning an extremely high-grade Ag-Cu intercept targeting the gap in drilling between the 4600 Level and the 4900 Level.

•	Hole 49-703: 20,147 g/t silver and 5.9% copper (20,842 g/t silver equivalent[1]) over 2.1 m[2]

•	Hole 49-703 is less than 10 meters from the previously announced hole, 49-668, and is within 30 meters of existing mine infrastructure.

•	The Company intends to drill additional holes to delineate the vein and contained grade and is confident that this area can provide high-grade ore to the mill before the end of Q2-2024.

“The Galena Complex exploration program continues to deliver.  Hole 49-703 is one of the highest grade holes since the Company commenced the Galena Complex Recapitalization Program in 2019. This hole shows a successful follow-up to the 49-668 high-grade intercept drilled in late 2023.” stated Americas President and CEO Darren Blasutti.  “In addition to the spectacular grade, the hole is near existing infrastructure and in an area without previously known mineralization.  This location should enable to Company to exploit this area quickly and generate additional silver production in the near term.”

Galena Exploration Update

The Galena Complex has been actively drilling near mine exploration targets with exciting results including an area between the 4600 Level and 4900 Level which was previously a gap in drilling, did not contain a mineral resource, and has since been consistently returning high-grade intercepts of attractive Ag-Cu veins.  After the positive results from the drill program located near the 4600 level and reported in the Company’s January 23rd press release, the Company prioritized follow-up drilling to the high-grade intercept in Hole 49-668.  The Company decided to move a drill to a decommissioned powder magazine on the 4900 level to explore and define this area. Hole 49-703 is the first successful follow up hole in this program and its proximity to the intercept in Hole 49-668 indicates continuity of the vein in this area.

•	Hole 49-703: 20,147 g/t silver and 5.9% copper (20,842 g/t silver equivalent) over 2.1 m

The previously reported hole on which was reported on January 23, 2024 was hole 49-668 and contained:

•	Hole 49-668: 5,663 g/t silver, 1.1% copper and 0.2% lead (5,793 g/t silver equivalent) over 0.8 m

and:	1,012 g/t silver and 0.6% copper (1,087 g/t silver equivalent) over 1.1 m

and:	5,598 g/t silver, 2.3% copper and 4.0% lead (5,982 g/t silver equivalent) over 1.2 m

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1 Silver equivalent grade for drill intercepts were calculated using metal prices of $22.00/oz silver, $3.75/lb copper and $0.95/lb lead and equivalent metallurgical recoveries were assumed for all metals (silver, lead and copper).

2 Meters represent “True Width” which is calculated for significant intercepts only and is based on orientation axis of core across the estimated dip of the vein.

Figure 1: Intercept from Hole 49-703 and proximity to Hole 49-668

A full table of drill results can be found at:

https://americas-gold.com/site/assets/files/4297/dr20240326.pdf

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high-growth precious metals mining company with multiple assets in North America.  The Company owns and operates the Cosalá Operations in Sinaloa, Mexico, manages the 60%-owned Galena Complex in Idaho, USA, and is re-evaluating the Relief Canyon mine in Nevada, USA.    The Company also owns the San Felipe development project in Sonora, Mexico.  For further information, please see SEDAR or www.americas-gold.com.

For more information:

Stefan Axell VP, Corporate Development & Communications Americas Gold and Silver Corporation 416-874-1708	Darren Blasutti President and CEO Americas Gold and Silver Corporation 416‐848‐9503

Technical Information and Qualified Persons

The scientific and technical information relating to the operation of the Company’s material operating mining properties contained herein has been reviewed and approved by Chris McCann, P.Eng., VP Technical Services of the Company.  The Company’s current Annual Information Form and the NI 43-101 Technical Reports for its other material mineral properties, all of which are available on SEDAR+ at www.sedarplus.com, and EDGAR at www.sec.gov, contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company’s material mineral properties, including a breakdown by category.

All mining terms used herein have the meanings set forth in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities.  These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies.  Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information contained in this news release may not be comparable to similar information made public by companies subject to the SEC’s reporting and disclosure requirements.

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Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws.  Forward-looking information includes, but is not limited to, Americas’ expectations, intentions, plans, assumptions and beliefs with respect to, among other things, the Company’s drilling program at the Galena Complex, including expectations regarding future drilling and the results therefrom,; the Company’s ability to access and exploit recently drilled holes and grades and provide high-grade ore to the mill on currently expected timing and the anticipated impact on overall production; production from the Galena Complex, including the expected number of producing stopes and production levels; ..  Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance.  Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas to be materially different from those expressed or implied by such forward-looking information.  With respect to the business of Americas, these risks and uncertainties include risks relating to widespread epidemics or pandemic outbreak, actions that have been and may be taken by governmental authorities to contain such epidemic or pandemic or to treat its impact and/or the availability, effectiveness and use of treatments and vaccines (including the effectiveness of boosters); interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company’s projects; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions, illegal blockades and other factors limiting mine access or regular operations without interruption, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments, risks associated with generally elevated inflation and inflationary pressures, risks related to changing global economic conditions, and market volatility, risks relating to geopolitical instability, political unrest, war, and other global conflicts may result in adverse effects on macroeconomic conditions including volatility in financial markets, adverse changes in trade policies, inflation, supply chain disruptions and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended.  Readers are cautioned not to place undue reliance on such information.  Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas’ filings with the Canadian Securities Administrators on SEDAR+ and with the SEC.  Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.  Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof.  All subsequent written and oral forward‐looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.

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